UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-30709

(Check One):  ☐ Form 10-K   ☐ Form 20-F    ☐ Form 11-K     ☑ Form l0-Q    ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2006

☐	Transition Report on Form 10-K and Form 10-KSB

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q and Form 10-QSB

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Full name of registrant:     PowerCold Corporation

Former name if applicable:     Not Applicable

Address of principal executive office (Street and number) :     115 Canfield Road

City, state and zip code:     La Vernia, TX 78121

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

PowerCold Corporation (“PowerCold” or the “Company”) has determined that it is unable to file its Form 10-Q for the quarter ended September 30, 2006 by the November 14, 2006 due date or by November 20, 2006 and, accordingly, PowerCold is not requesting the five-day extension permitted by the rules of the Securities and Exchange Commission (“SEC”).

This notice and the attached explanation discuss the following matters:

•	the process and expected timing of our restatement and the related audit;

•	Over the Counter Bulletin Board (“OTCBB”) listing standards relating to SEC filings and information about our continued OTCBB listing;

•	management’s assessment of our internal control over financial reporting;

•	the status of our accounting review, including the completion of our comprehensive review of our accounting policies and practices;

Our restatement and the related audit

We are not able to file a timely Form 10-Q because we have not completed our financial statements for the third quarter of 2006. We have determined that our previously filed audited and interim financial statements for the periods from January 2004 through the second quarter of 2006 should no longer be relied upon because those financial statements were prepared applying accounting practices that did not comply with generally accepted accounting principles (“GAAP”). Accordingly, we are conducting a restatement of our historical financial statements for the years ended December 31, 2004 and 2005, and for the interim periods ended March 31, 2004, June 30, 2004, September 30, 2004, March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006.

We are undertaking a comprehensive review of our accounting policies and practices. We have not completed our analysis and we have not determined the extent to which the accounting issues we have identified pursuant to our review will result in an error requiring restatement, nor do we believe that we have identified all errors or issues that may require restatement. Our conclusions remain subject to further analysis and we do not expect to be able to quantify the final financial statement impact of the accounting errors until we complete our restatement and file our 2004 and 2005 Annual Reports on Form 10-K.

We are working to complete the restatement of our financial statements for the years ended December 31, 2005 and 2004. We also are reviewing our accounting routines and controls, and our financial reporting processes.

Restating our 2004 and 2005 financial statements and preparing our 2006 financial statements has required, and continues to require, a substantial amount of time and resources because the restatement entails significant complexities, including:

•

a thorough and comprehensive review of our accounting policies and practices, and, with the completion of this review, the appropriate application and implementation of our revised accounting policies and practices;

•	restating our financial statements for multiple periods under the standards relevant at various points in time; and

•	the existence of deficiencies in our accounting controls during the restatement period that will necessitate substantive audit testing procedures by our independent registered public accounting firm.

Based on our current assessment, and subject to obtaining sufficient funds to devote to the project we plan to complete our restatement and file our Annual Reports on Form 10-K for the years ended December 31, 2005 and 2004 by mid year 2007. Prior to the filing of our Annual and Interim Reports on Form 10-K and 10-Q, we plan to publish a press release providing the date of the filing.

OTCBB listing standards relating to SEC filings and information about our continued OTCBB listing

As previously announced, PowerCold requested a hearing before a Nasdaq Listing Qualifications Panel to review the Nasdaq Staff's determination that PowerCold was delinquent in its reporting requirements for continued listing as set forth in NASD Rule 6530. The hearing took place on November 2, 2006. On November 6, 2006, PowerCold received notice that the Nasdaq Listing Qualifications Hearings Panel has determined that the Company’s securities are not eligible for continued quotation on the OTCBB and deleted all quotations of the Company’s securities on the OTCBB effective with the open of business on Wednesday, November 8, 2006. At this time, the Company does not intend to take any action to appeal the Nasdaq Listing Qualifications Hearings Panel’s decision. Following the delisting PowerCold’s common stock is being quoted on the “Pink Sheets”. The Company cannot, however, provide any assurance that its common stock will continue to be quoted on the Pink Sheets, or in any other quotation service, in the future.

Management’s assessment of internal control over financial reporting; Sarbanes-Oxley Act Section 404

In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, our management has been assessing the effectiveness of our internal control over financial reporting that existed as of December 31, 2004 and as of December 31, 2005. Management also has been evaluating and implementing changes in internal control over financial reporting in order to address identified material weaknesses. To date, we have identified material weaknesses in a number of broad categories, including: our control environment; our financial reporting process; our information technology applications and infrastructure; and the application of generally accepted accounting principles. Management also may uncover additional material weaknesses as this assessment process continues. Our management intends to develop, and implement, targeted remediation plans to address our identified material weaknesses. We will completely reorganize our finance area and have hired a new Chief Financial Officer. Management’s report on internal control over financial reporting in our Amended Annual Reports on Form 10-K for the year ended December 31, 2004 and 2005 will conclude that our internal control over financial reporting was ineffective as of December 31, 2004 and 2005 due to the presence of material weaknesses. We expect that management’s report on internal control over financial reporting in our Annual Report on Form 10-K for the year ended December 31, 2006 will conclude that our internal control over financial reporting also was ineffective as of December 31, 2006. Management will discuss in its reports for 2004, 2005 and 2006 identified material weaknesses and the actions that we have taken and plan to take to remediate these material weaknesses.

Forward-Looking Statements

The information provided in this notice includes forward-looking statements, including statements regarding the restatement and related audit of our financial statements for prior periods and the timing and impact thereof; the anticipated impact of certain accounting errors and related matters on our results of operations and financial condition; the scope and number of material weaknesses in internal control over financial reporting and their potential effect on the restatement process; and the anticipated future performance of our businesses. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by our management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Examples of these factors include, but are not limited to, the timing and nature of the final resolution of the accounting issues referred to in this notice and the attached explanation; our ability to become current with our SEC periodic reporting requirements; general business, economic and political conditions; our ability to identify and remedy internal control weaknesses and deficiencies; our ability to effectively implement our business strategies and manage the risks in our business; the other factors discussed in this notice and the attached explanation; and the reactions of the marketplace to the foregoing.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Randy Rut ledge	(214)	295-5072

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes	☐ No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes	☐ No

 If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached explanation.

PowerCold Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2006	By:	/s/ Randy Rutledge

	Name:	Randy Rutledge
	Title:	Chief Financial Officer

Explanation Referred to in Part IV, Item (3) of Form 12b-25

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended September 30, 2006 will reflect significant changes from our results of operations for the quarter ended September 30, 2005. Because of the restatement and related audit process described above, we are unable to provide a reasonable estimate of either our third quarter 2006 results of operations or our third quarter 2005 results of operations. Accordingly, we cannot at this time estimate what significant changes, if any, will be reflected in our third quarter 2006 results of operations compared to our third quarter 2005 results of operations.